UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

February 16, 2009

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	2-5-1 Marunouchi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Adjustment of Initial Conversion Price of

Eleventh Series Class XI Preferred Shares

Mizuho Financial Group, Inc. hereby announces that the Initial Conversion Price of Eleventh Series Class XI Preferred Shares has been adjusted as follows, pursuant to the adjustment method of Conversion Price defined by the terms and conditions of the Preferred Shares, due to the issuance of stock compensation-type stock options (stock acquisition rights) on February 16, 2009.

1.	Initial Conversion Price after Adjustment: 536.6 yen
(Initial Conversion Price before Adjustment: 536.7 yen)

2.	Effective date: From February 17, 2009

The floor price of the conversion price (322 yen) is not changed because it is unaffected by the above adjustment.

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to Adjustment of Initial Conversion Price of Eleventh Series Class XI Preferred Shares and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.